SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 14, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F  X      Form 40-F
                                 ---               ---


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes               No  X
                           ---              ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes               No  X
                           ---              ---


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                       Yes               No  X
                           ---              ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated May 14, 2003, announcing that China Motor Corporation has selected DELMIA for a digital factory project.

[Dassault Systemes logo]

    China Motor Corporation Extends Product Lifecycle Management with Digital
                                 Manufacturing
                           Solution from Delmia Corp.



     Taiwan's leading auto manufacturer enhances innovative digital factory project and strengthens competitive advantage with DELMIA

Taichung, Taiwan - May 14, 2003 - Digital manufacturing solutions provider Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris:
#13065, DSY.PA), today announced that the China Motor Corporation (CMC), Taiwan's leading automotive manufacturer, has selected DELMIA(TM) to further improve a pioneering digital factory project.

CMC has been using Dassault Systemes' PLM solutions CATIA(R) and ENOVIA(TM) for many years. The addition of DELMIA expands its use of PLM to include manufacturing. CMC will use DELMIA to simulate and visualize end-to-end automotive production processes. The goal of the digital factory project is to reduce development costs and time, improve worker safety, and enhance product quality. Under the terms of the contract, CMC will deploy DELMIA products QUEST(R), IGRIP(R), and Virtual NC(R) (for product resource modeling and simulation) and Process Engineer(R) (for process planning) at its plants in Taoyuan and Shinchu.

Dassault Systemes' PLM solutions are integrated through a unique PPR (Product, Process, Resource) model. PPR will enable CMC product development teams, suppliers and customers to collaborate in a 3D work environment throughout the development lifecycle of a vehicle. The integration of Dassault Systemes' solutions is one of the key factors behind CMC's decision to select DELMIA for its digital factory.

"Integration of the Design and Manufacturing processes through CATIA, ENOVIA and DELMIA is essential for us to enhance CMC's leading position in the competitive Asian automotive market," said Samuel JONG, Executive Vice President, CMC. "We consider Delmia Corp.'s contribution through their PPR integrated expertise, extensive product portfolio, and skills in training, consultation and services as key constituents leading to the success of the CMC's Digital Factory Project."

"DELMIA digital manufacturing solutions will help CMC achieve its strategic plans to reduce time-to-market by enabling collaboration between design, product engineering and manufacturing teams," said Bertrand Saint-Martin, vice president Asia Pacific Operations, Delmia Corp. "CMC is a key player in Taiwan and in the Chinese car market. Its decision to implement a full CATIA, ENOVIA, and DELMIA deployment is an major endorsement of the strength of the Dassault Systemes PLM portfolio."


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


About China Motor Corp.
Founded in 1969, CMC is Taiwan's leading automobile manufacturer with four plants in both Taiwan and China. CMC has not only built up 'Technical Assistance' (TA) relationship but also established a joint venture with Mitsubishi Motors Corp. In addition, CMC also invested in SEM (Southeast Motor), which has been ranked as one of the top automobile manufacturer in China. Apart from Taiwan and China, CMC also expands its overseas market, including Southeast Asia, Middle East, the United States, Latin America, North Africa etc. The CMC product line includes passenger, recreational, and commercial vehicles. CMC business operation also includes component, mold and fixture tool manufacturing, and aluminum die press casting and tooling. For more information about CMC, please visit http://www.china-motor.com.tw.

About DELMIA Corp.
Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY, Euronext Paris:
#13065, DSY.PA), is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com

About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com



Delmia Press Contact:      Delmia Press Contact:     Dassault Systemes Press       Dassault Systemes Investor
Toyohiko Soda              Peter Schmitt             Contact:                      Contacts:
+81 45 470 8298            + 1 248 267 9696          Anthony Marechal              Emma Rutherford, Harriet Keen
Toyohiko_SODA@delmia.jp    peter_schmitt@delmia.com  + 33 1 55 49 84 21            Financial Dynamics
                                                     anthony_marechal@ds-fr.com

                                                                                   +44 207 831 3113


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


Date: May 14, 2003                             By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Chief Financial Officer,
                                                      Executive Vice President


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